Exhibit 99.1

CannTrust Provides Progress Update Regarding Remediation Plan

Special Committee investigation has concluded, Company continues to establish the foundation for a sustainable future

VAUGHAN, ON - October 24, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or “the Company”, TSX: TRST, NYSE: CTST) provided a progress update regarding:

-	The submission of CannTrust’s detailed remediation plan to Health Canada. The Company anticipates completing all of the activities described within the plan by the end of the first quarter of 2020.
-	The conclusion of the Special Committee’s independent investigation, the findings of which have been accepted by the Company’s Board of Directors.
-	A further temporary reduction in CannTrust’s workforce in order to align with reduced operations following Health Canada’s partial suspension of its licenses.
-	Anticipated timing for the filing of CannTrust’s financial statements.

Submission of Remediation Plan to Health Canada

CannTrust submitted its detailed remediation plan to Health Canada on October 21, 2019. The remediation plan specifies the actions the Company has both taken and intends to take in order to address the measures identified by Health Canada as necessary for the reinstatement of the Company’s licenses. It includes details about an expanded comprehensive internal training program, a strengthened governance and operations framework, infrastructure enhancements, and prescribed accountabilities and timelines for a variety of specified tasks. In addition, as outlined in the Company’s news release dated October 14, 2019, these actions include the destruction of both biological assets and inventory that were not authorized by the Company’s license. The Company will also take steps to recover all cannabis from distributors and retailers that has not already been sold to end consumers or returned to CannTrust.

The Company anticipates completing all of the activities described within its remediation plan by the end of the first quarter of 2020, although completion will be subject to Health Canada’s input and approval. To that end, the Company and Health Canada have already engaged on various aspects of the remediation plan.

“CannTrust is confident that its remediation plan addresses all of the compliance issues identified by Health Canada,” stated Robert Marcovitch, CannTrust’s Chairman and interim Chief Executive Officer. “The Company has already made significant progress in this regard, and is committed to completing all of the remediation actions outlined in the plan, with input from Health Canada as appropriate. We believe that, taken together, these actions will establish a strong compliance culture that will meet regulatory standards.”

Conclusion of Special Committee’s Investigation

CannTrust’s Special Committee was formed following the Company’s receipt of non-compliance reports from Health Canada on July 8, 2019. The Special Committee’s mandate included completing an independent investigation to identify the causes of the Company’s regulatory non-compliance, developing a plan for addressing those causes, providing oversight for any operational actions necessary to bring the Company into regulatory compliance, and evaluating the Company’s strategic alternatives.

The Special Committee’s investigation into the Company’s regulatory non-compliance went beyond the observations in the Health Canada compliance reports, and included a comprehensive independent review of the Company’s email and other documents, as well as interviews with current and former employees, certain members of senior management, and all members of the current Board of the Directors.

The Special Committee has shared its findings with the Company’s Board of Directors and Health Canada, and this aspect of the Special Committee’s mandate is now complete.

“Over the past three months, the Special Committee has worked tirelessly with its legal counsel and other professional advisors to complete a thorough and independent investigation,” stated Mark Dawber, Chair of the Special Committee. “Importantly, the Special Committee’s investigation found no evidence that any of the remaining members of the Board were aware of or engaged in any non-compliance issues.”

“I am very appreciative of the Special Committee’s determined efforts to complete the investigative phase of its mandate. Leveraging the Special Committee’s findings, CannTrust has taken swift action to begin addressing the factors that led to its non-compliance, including several involuntary departures from the Company’s leadership team,” stated Mr. Marcovitch. “Our focus is now firmly on the future, strengthening our executive leadership through the addition of operational and regulatory expertise. At the same time, we are acting to improve the Company’s governance practices and to attract new Directors as part of a Board renewal process.”

Rightsizing Cost Structure Pending License Reinstatement

To maximize efficiencies and maintain a strong balance sheet, the Company will temporarily streamline its workforce by as many as 140 people, or approximately one quarter, through a series of phased layoffs between late October and the conclusion of 2019. This action is prudent because of the Company’s significantly reduced operations following Health Canada’s partial suspension of its licenses. The headcount reductions are expected to result in monthly cash savings of approximately $0.4 million, and the Company will incur severance of up to $0.8 million in the event that employees are not recalled within 35 weeks. The realized cash savings as a result of this layoff will be dependent on the timing of employee recalls pending reinstatement of the Company’s licenses by Health Canada.

“This was a difficult decision, but it is imperative that our workforce reflects the current requirements of our business,” said Mr. Marcovitch. “Reducing the Company’s current operating expenses supports our financial sustainability, and places us in the best position to fully resume production upon the reinstatement of our licenses. We look forward to rehiring at that time, and once again delivering high-quality, innovative products to both our customers and patients.”

Timing of Financial Statements

CannTrust continues to work closely with its professional advisors, with a view towards refiling its restated audited financial statements for the year ended December 31, 2018, its restated interim financial statements for the first quarter of 2019, and its interim financial statements for the second and third quarters of 2019, together with the related management’s discussion and analysis for the corresponding periods, within the next 60 days. The actual timing for filing these statements may be affected by intervening events.

Default Status Report

In accordance with its obligations under the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which require the Company to provide biweekly updates until such time as the Company is current with its filing obligations under Canadian securities laws, this new release is intended to supplement the information contained in the Company’s news releases dated August 16, August 29, September 12, September 26 and October 10, 2019. The Company intends to continue to comply with the alternative information guidelines of NP 12-203 and confirms that, except as previously disclosed, there are no subsequent specified defaults (actual or anticipated) within the meaning of NP 12-203.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: 1-888-677-1477, media@canntrust.ca

Investor Relations: 416-467-5229, investor@canntrust.ca